EXHIBIT 16


[MHM LETTERHEAD]


Email Delivery

October 4, 2007

To the Board of Directors
Teleconnect Inc.
Gustavo Gomez
Centor Comercial Camojan Corner, la plta
Camino de Camojan, Urb. Sierra Blanca
29603 Marbella, Spain

Dear Directors,

Effective September 24, 2007, Murrell, Hall, McIntosh & Co., PLLP resigned as the independent auditor of Teleconnect Inc.. Our resignation was due to business reasons and was not due to any disagreement between Teleconnect inc. and its management. We confirm that there were no "Reportable Events" as defined by the United States Securities and Exchange Commission in connection with our resignation.

Please be advised that we agree with the statements made in paragraphs one through three by the Company in its Form 8-K/A to be filed on October 4, 2007.


Very truly yours,

/s/ Charles A. Gray

Charles A. Gray - Audit Partner
Murrell, Hall, McIntosh & Co., PLLP